ProFrac Holding Corp.

333 Shops Boulevard, Suite 301

Willow Park, Texas 76087

May 4, 2022

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:    ProFrac Holding Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed April 26, 2022

File No. 333-261255

Ladies and Gentlemen:

Set forth below are the responses of ProFrac Holding Corp. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 3, 2022, with respect to Amendment No. 3 to the Registration Statement on Form S-1, File No. 333-261255, submitted to the Commission on April 26, 2022 (“Amendment No. 3”).

Concurrently with the submission of this letter, we are filing Amendment No. 4 to the Registration Statement on Form S-1 (“Amendment No. 4”) via EDGAR.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 4 unless otherwise specified. All capitalized terms used in this letter that are not defined have the meaning given in Amendment No. 4.

Amendment No. 3 to Form S-1

Use of Proceeds, page 70

1.

We note your response to comment 8 and the disclosure made in draft pricing pages on page 71, including your disclosure regarding your intended uses of proceeds in the event that the lenders under the New Term Loan Credit Facility do not decline an offer of repayment. Given the estimated net proceeds of the offering, after payment of the bulleted list of use of proceeds it appears that you will have additional net proceeds. Please revise to disclose in this section the principal purposes for which such additional net proceeds are intended to be used and the approximate amount intended to be used for each such purpose. See Item 504 of Regulation S-K.

RESPONSE:    We have revised page 71 of Amendment No. 4 as requested.

Security ownership of certain beneficial owners and management, page 150

2.

Please revise your beneficial ownership table to disclose all persons who have or share voting power or investment power over the shares held by the Farris and Jo Ann Wilks 2022 Family Trust. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

RESPONSE:    We have revised page 150 of Amendment No. 4 as requested.

FTS International, Inc. Audited Consolidated Financial Statements, page F-48

3.

We note your response to comment 21. Please include the audit report that is referenced in your other matter section, which covers the financial statements as of December 31, 2020 and for the periods from January 1, 2020 through November 19, 2020 and from November 20, 2020 through December 31, 2020 and as of and for the year ended December 31, 2019.

RESPONSE:    We have revised pages F-48 and F-49 of Amendment No. 4 as requested.

Exhibits

4.

We note that your response to comment 23 states that you refiled Exhibit 10.8 to include the requested schedules; however, we note Exhibit 10.8 was not refiled. Thus, we re-issue our comment to please file Schedule 7.17 Use of Proceeds and Schedule 8.11 Permitted Investments, or tell us why you do not believe they are required to be filed. Refer to Item 601(a)(5) of Regulation S-K.

RESPONSE:    We acknowledge the Staff’s comment and respectfully advise the Staff that we have refiled Exhibit 10.8 to include the requested schedules.

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Securities and Exchange Commission

May 4, 2022

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Michael S. Telle at (713) 758-2350 or Scott D. Rubinsky at (713) 758-3287, each of Vinson & Elkins L.L.P..

Very truly yours, PROFRAC HOLDING CORP.

By:	/s/ Lance Turner
Name:	Lance Turner
Title:	Chief Financial Officer

Enclosures

cc:    Robert Willette, ProFrac Holding Corp.

Michael S. Telle, Vinson & Elkins L.L.P.

Scott D. Rubinsky, Vinson & Elkins L.L.P.